

Mail Stop 4631   October 20, 2009

Dennis L. Jilot
Chief Executive Officer
STR Holdings LLC
10 Water Street
Enfield, Connecticut 06082

> **Re: STR Holdings (New) LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 13, 2009**
> **File No. 333-162376**

Dear Mr. Jilot:

      We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Corporate Reorganization, page 40

1. We note that you will undergo a corporate reorganization prior to the consummation of the offering. Please explain to us when and how you intend to reflect these transactions in your financial statements and related per share disclosures in your registration statement, including your consideration of retro-active or pro forma disclosures.

2. Please provide a more comprehensive discussion regarding how the exchange ratios of units into common stock were determined and clarify if and how the exchange ratios will vary based on the offering price. In order for a reader to more easily understand the mechanics of the calculations, please consider presenting a table showing the number of units by class, the exchange ratio for each respective class and the number of shares of common stock to be issued. To the extent that the exchange ratios differ by unit class, please address the underlying reasons for the differences.

<u>Note 11 – Stock-Based Information, page F-30</u>

3. Please disclose the fair value of outstanding equity instruments based on the estimated IPO price and discuss each significant factor contributing to the difference between the fair values as of each grant date and the estimated IPO price.

*   *   *   *

You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Alexander D. Lynch, Esq.
       Weil, Gotshal & Manges LLP
       767 Fifth Avenue
       New York, NY 10153